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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

March 2, 2005
Date of Report (Date of earliest event reported)

FILENET CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**000-15997**	**95-3757924**
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)
3565 Harbor Boulevard Costa Mesa, California		**92626**
(Address of principal executive offices)		(Zip Code)

(714) 327-3400
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

(a)(1)   The Company's Compensation Committee has approved bonus payments for the Company's executives for 2004 performance, with payments effective March 2, 2005.

(a)(2) Under the Company's 2004 Incentive Bonus Plan established in early 2004, the target bonus for executives is earned based on the Company's actual financial and other performance in comparison to pre-established targets. The 2004 incentive bonus plan consisted of three fundamental components: (i) achievement of earnings per share targets, (ii) achievement of target scores on a customer loyalty index ("CLI"), and (iii) achievement of other financial or performance targets that enable the Committee and the CEO to award a portion of the annual bonus based on each officer's performance and contribution toward achieving particular financial or performance targets, provided the minimum earnings per share threshold for bonus payment is achieved. Attainment of the earnings per share target was weighted more heavily than the other factors. Depending on the Company's achievement of the earnings per share target, achievement of target CLI scores and each officer's achievement of particular financial or performance targets, each officer could earn between 50% of target bonus if the Company attained the minimum threshold of its earnings per share target, 100% of target bonus if the Company attained 100% of its earnings per share target, and up to 200% of target bonus if the Company achieved 125% of its earnings per share target. No bonus is paid if the Company failed to achieve the minimum earnings per share target threshold. The actual bonus is calculated on a pro rata basis between the minimum threshold and maximum threshold of the earnings per share target. In making the final 2004 bonus determination, the Compensation Committee reviewed the Company's earnings per share against target, the Company's CLI scores against target CLI scores, the officers' performance and contribution toward achieving other financial and performance targets and also considered other factors indicative of the Company's overall operating performance and individual performance. The Committee also determined that it would not be appropriate to give full credit under the 2004 Incentive Bonus Plan for the positive effect on earnings resulting from the Company's release of approximately $13.5 million of the Company tax valuation allowance. The bonus amounts paid to executive officers constitute attainment of approximately 70% of the target bonus payouts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2005

FILENET CORPORATION

By: */s/ Philip C. Maynard*

Name: Philip C. Maynard

Title: Senior Vice President,
Chief Legal Officer and Secretary